24 June 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 334,531 Reed Elsevier PLC ordinary shares at a price of 947.3278p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 123,634,635 ordinary shares in treasury, and has 1,145,407,448 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 24,187,801 shares.

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 193,833 Reed Elsevier NV ordinary shares at a price of €16.6990 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 74,898,694 ordinary shares in treasury, and has 661,249,180 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 14,003,501 shares.